Maxwell [redacted]>
to Eric

Mon, Feb 10, 6:01 AM

Hey Eric,

First, I wanted to say I was really excited to see the Re-Pebble news. Like I mentioned at the last SVAngel summit, I STILL have been trying myself deadstock Pebble Time Round, so here's hoping the Round models make a comeback :)

A quick BackerKit update for you since we last spoke. 2 years since taking on Kickstarter head on we've made great progress to just go full heads down bootstrap BackerKit mode and continue to build things creators want. 2024 was the 2nd year in a row we more than doubled the pledge volume on the platform.

With the growth we've seen the past year, I see a real opportunity to double down on our new crowdfunding platform if we had a bit more capital to deploy. We've decided to do a crowdfunding equity round – given our industry, it's the perfect way to continue to build BackerKit in the customer-first way we'd been operating for the last 12 years. It aligns us with how our customers grow, and keeps them committed to growing with the platform for years to come.

We are raising on a SAFE at$ 89m post-money valuation via WeFunder, with a 20% discount for early money in. We have only reached out to a handleful of folks so far. Sahil Lavingia, CEO of Gumroad (who also raised a $5m equity round in early 2021) signed up to lead the round, and Garry Tan also wrote us a personal check.

I've really appreciated your support of BackerKit over the years, and those early days at the Pebble office were critical in getting BackerKit off the ground. I'd love to have you involved in the round. Could we count you in? Happy to schedule time to catch up and share more, if you're up for it. I attached a deck as well that has an overview of how BackerKit has evolved and the move into crowdfunding.

Thanks,

Max

PS: If you want to crowdfund RePebble, let me know :)